PROSPECTUS Dated January 25, 2006	Preliminary Pricing Supplement No. 50
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
for PLUS	Dated April 24, 2006
Dated February 21, 2006	Rule 433

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

 PLUS due June 20, 2007
 Mandatorily Exchangeable for an Amount Payable in U.S. Dollars
Based on the Value of the Nikkei 225® Index
Performance Leveraged Upside SecuritiesSM
(“PLUSSM”)

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by this preliminary pricing supplement. At maturity you will receive for each $10 principal amount of PLUS that you hold an amount in cash that may be more or less than the principal amount based upon the closing value of the Nikkei 225® Index at maturity.

Indicative Terms:
Underlying index:	Nikkei 225 ® Index
Aggregate principal amount:	$
Pricing date:	May , 2006
Original issue date:	May , 2006
Maturity date:	June 20, 2007
Original issue price:	$10 per PLUS
Interest rate:	None
Denominations:	$10 and integral multiples thereof
Bull market or bear market PLUS:	Bull market PLUS
Payment at maturity:	An amount of cash per PLUS equal to:
•	if the final index value is greater than the initial index value, $10 plus the leveraged upside payment, subject to a maximum payment at maturity; or
•	if the final index value is less than or equal to the initial index value, $10 times the index performance factor, which will be less than or equal to 1.0.
Leveraged upside payment:	The product of (i) $10 and (ii) the leverage factor and (iii) the index percent increase
Leverage factor:	300%
Index percent increase:	A fraction, the numerator of which is the final index value minus the initial index value and the denominator of which is the initial index value
Initial index value:	, the index closing value on the index business day immediately following the pricing date
Final index value:	The index closing value of the Nikkei 225 Index on the index valuation date
Index performance factor:	A fraction, the numerator of which is the final index value and the denominator of which is the initial index value
Index valuation date:	June 18, 2007, subject to adjustment for certain market disruption events
Maximum payment at maturity:	$12.00 to $12.20 (actual maximum payment at maturity to be determined on the pricing date)
Listing:	We will apply to list the PLUS on the AMEX under the proposed symbol “NKD,” but it is not possible to predict whether the application will be approved or, if approved, whether the application will be approved prior to the pricing date.
CUSIP:	61747Y121

The PLUS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-7.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Agent’s Commissions(2)	Proceeds to Company(1)

Per PLUS	$	$	$
Total	$	$	$
(1)	Plus accrued interest, if any, from the original issue date.
(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for PLUS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for PLUS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for PLUS if you so request by calling toll-free 800-584-6837.

     You may access these documents on the SEC web site at www.sec.gov as follows:

  Prospectus Supplement for PLUS dated February 21, 2006:
  http://sec.gov/Archives/edgar/data/895421/000095010306000371/feb2106_424b2-plus.htm

  Prospectus dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for PLUS or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

     We are using this pricing supplement to solicit from you an offer to purchase our Performance Leveraged Upside SecuritiesSM due June 20, 2007 Based on the Value of the Nikkei 225® Index, which we refer to as PLUSSM, with the terms described in this pricing supplement. You may revoke your offer to purchase the PLUS at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase the PLUS prior to their issuance. In the event of any material changes to the terms of the PLUS, we will notify you.

“Performance Leveraged Upside Securities” and “PLUS” are our service marks.

Your Return on the PLUS

     No guaranteed return of principal; no interest. Unlike ordinary debt securities, the PLUS do not pay interest and do not guarantee any return of principal at maturity. If the final index value is less than the initial index value, we will pay to you an amount in cash per PLUS that is less than the $10 issue price of each PLUS by an amount proportionate to the decrease in the value of the Nikkei 225 Index. The PLUS are not callable prior to maturity.

     Payment at maturity. At maturity, you will receive for each $10 principal amount of PLUS that you hold an amount in cash based upon the value of the Nikkei 225 Index, determined as follows:

  If the final index value is greater than the initial index value, you will receive for each $10 principal amount of PLUS that you hold a payment at maturity equal to:

     $10   +   leveraged upside payment,

subject to a maximum payment at maturity of $12.00 to $12.20, or 120% to 122% of the issue price,

     where,

          leveraged upside payment = ($10 × 300% × index percent increase)

     and

final index value – initial index value
index percent increase	=
initial index value
  If the final index value is less than or equal to the initial index value, you will receive for each $10 principal amount of PLUS that you hold a payment at maturity equal to:

     $10   ×   index performance factor

where,

final index value
index performance factor	=
initial index value

     Because the index performance factor will be less than or equal to 1.0, this payment will be less than or equal to $10.

     Investing in the PLUS is not equivalent to investing in the Nikkei 225 Index or its component stocks.

     Postponement of maturity date. If the scheduled index valuation date is postponed, because that day is not a trading day or a market disruption event occurs on that day, and the postponed index valuation date is less than two trading days prior to the scheduled maturity date, the maturity date will be the second trading day following the index valuation date as postponed.

Hypothetical Payouts on the PLUS at Maturity

     For each PLUS, the following graph illustrates the payment at maturity on the PLUS for a range of hypothetical percentage changes in the index. The PLUS Zone illustrates the leveraging effect of the leverage factor taking into account the maximum payment at maturity. The graph is based on the following terms:

•	Issue price per PLUS:	$10

•	Initial index value:	17,250

•	Leverage factor:	300%

•	Maximum payment at maturity:	$12.10 (121% of the issue price)

     Where the final index value is greater than the initial index value, the payment at maturity on the PLUS reflected in the graph below is greater than the $10 principal amount per PLUS, but in all cases is subject to the maximum payment at maturity. Where the final index value is less than or equal to the initial index value, the payment at maturity on the PLUS reflected in the graph below is less than the $10 principal amount per PLUS.

     You will realize the maximum payment at maturity at a final index value of approximately 107% of the initial index value, or 18,457.50. In addition, you will not share in the performance of the index at final index values above 121% of the initial index value, or 20,872.50. The graph does not show every situation that may occur.

The Nikkei 225 Index
The PLUS
$12.10 Maximum Payment at Maturity
PLUS Zone
$10.00 Issue Price
Payment at Maturity on the PLUS
$13.00
$12.50
$12.00
$11.50
$11.00
$10.50
$10.00
$9.50
$9.00
$8.50
$8.00
$7.50
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
7%
21%
Percentage Change in Final Index Value

The Underlying Index

     The Nikkei 225 Index. The Nikkei 225 Index is described under the heading “Underlying Indices and Underlying Index Publishers Information—Nikkei 225 Index” in the prospectus supplement for PLUS.

     License Agreement. All rights to the Nikkei 225 Index are owned by Nihon Keizai Shimbun, Inc., or NIKKEI, and have been licensed for use by Morgan Stanley. The PLUS have not been passed on by NIKKEI as to their legality or suitability. The PLUS are not issued, endorsed, sold or promoted by NIKKEI. NIKKEI makes no warranties and bears no liability with respect to the PLUS. See “Underlying Indices and Underlying Index Publishers Information—Nikkei 225 Index—License Agreement between NIKKEI and Morgan Stanley” in the prospectus supplement for PLUS.

     Historical Information. The following table sets forth the published high and low index closing values, as well as end-of-quarter index closing values, of the Nikkei 225 Index for each quarter in the period from January 1, 2001 through April 20, 2006. The index closing value on April 20, 2006 was 17,317.53. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the Nikkei 225 Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Nikkei 225 Index on the index valuation date. The payment of dividends on the stocks that underlie the Nikkei 225 are not reflected in the level of the index and, therefore, have no effect on the calculation of the payment at maturity.

Nikkei 225 Index	High	Low	Period End

2001
First Quarter	14,032.42	11,819.70	12,999.70
Second Quarter	14,529.41	12,574.26	12,969.05
Third Quarter	12,817.41	9,504.41	9,774.68
Fourth Quarter	11,064.30	9,924.23	10,542.62
2002
First Quarter	11,919.30	9,420.85	11,024.94
Second Quarter	11,979.85	10,074.56	10,621.84
Third Quarter	10,960.25	9,075.09	9,383.29
Fourth Quarter	9,215.56	8,303.39	8,578.95
2003
First Quarter	8,790.92	7,862.43	7,972.71
Second Quarter	9,137.14	7,607.88	9,083.11
Third Quarter	11,033.32	9,265.56	10,219.05
Fourth Quarter	11,161.71	9,614.60	10,676.64
2004
First Quarter	11,770.65	10,365.40	11,715.39
Second Quarter	12,163.89	10,505.05	11,858.87
Third Quarter	11,896.01	10,687.81	10,823.57
Fourth Quarter	11,488.76	10,659.15	11,488.76
2005
First Quarter	11,966.69	11,238.37	11,668.95
Second Quarter	11,874.75	10,825.39	11,584.01
Third Quarter	13,617.24	11,565.99	13,574.30
Fourth Quarter	16,344.20	13,106.18	16,111.43
2006
First Quarter	17,059.66	15,341.18	17,059.66
Second Quarter (through
April 20, 2006)	17,563.37	17,000.36	17,317.53

     Use of Proceeds and Hedging. The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.

     On or prior to the index business day immediately following the day we price the PLUS for initial sale to the public, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the PLUS by taking positions in the stocks comprising the Nikkei 225 Index, in futures or options contracts on the Nikkei 225 Index or its component stocks listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging. Such purchase activity could increase the value of the Nikkei 225 Index, and therefore the value at which the Nikkei 225 Index must close on the index valuation date before you would receive at maturity a payment that exceeds the principal amount of the PLUS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.

Risk Factors

     The PLUS involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     PLUS do not pay interest or guarantee return of principal. If the final index value is less than the initial index value, you will receive an amount in cash that is less than the $10 issue price of each PLUS by an amount proportionate to the decrease in the value of the Nikkei 225 Index and will lose money on your investment.

     Your appreciation potential is limited. The appreciation potential of the PLUS is limited by the maximum payment at maturity of $12.00 to $12.20, or 120% to 122% of the issue price. Although the leverage factor provides 300% exposure to any increase in the value of the Nikkei 225 Index at maturity, because the payment at maturity will be limited to 120% to 122% of the issue price for each PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final index value exceeds approximately 106.7% to 107.3% of the initial index value.

     Secondary trading may be limited. There may be little or no secondary market for the PLUS. You should be willing to hold your PLUS to maturity.

     Market price of the PLUS will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the value of the Nikkei 225 Index at any time and on the determination date, the volatility of the Nikkei 225 Index, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the PLUS, the dividend rate on the stocks underlying the Nikkei 225 Index and our creditworthiness.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging our obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

     Adjustments to the Nikkei 225 Index could adversely affect the value of the PLUS. NIKKEI may discontinue or suspend calculation or publication of the Nikkei 225 Index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued Nikkei 225 Index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates.

     The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests. The hedging or trading activities of our affiliates on or prior to the index business day immediately following the pricing date and on the valuation dates could adversely affect the value of the Nikkei 225 and, as a result, could decrease the amount you may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to a pricing date could potentially affect the initial index value and, therefore, could increase the value at which the underlying index must close on the index valuation date before you receive a payment at maturity that exceeds the principal amount of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS could potentially affect the value of the underlying index on the index valuation date and, accordingly, the amount of cash you will receive at maturity.

     Investing in the PLUS is not equivalent to investing in the underlying index. Investing in the PLUS is not equivalent to investing in the Nikkei 225 or its component stocks. As an investor in the PLUS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that comprise the Nikkei 225.

     Although the U.S. federal income tax consequences of an investment in the PLUS are uncertain, the PLUS should be treated as a single financial contract for U.S. federal income tax purposes. See the section called “United States Federal Income Taxation” below.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-7 of the prospectus supplement for PLUS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

ERISA

     See “ERISA” in the prospectus supplement for PLUS.

United States Federal Income Taxation

          Although the U.S. federal income tax consequences of an investment in the PLUS are uncertain, the PLUS should be treated as a single financial contract for U.S. federal income tax purposes.

          Please read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the PLUS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the PLUS, the timing and character of income on the PLUS might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for PLUS.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the PLUS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.